

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2015

Via E-mail
Mr. David J. Oakes
President and Chief Executive Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, Ohio 44122

> **Re: DDR Corp.**
> **Tender Offer Statement on Schedule TO-I**
> **Filed October 6, 2015**
> **File No. 005-43125**

Dear Mr. Oakes:

We have reviewed your response letter dated October 19, 2015 and have the following comments.

<u>General</u>

1. We note your responses to prior comments 2 and 3. Without necessarily agreeing with the analysis contained in your response, the staff will not undertake any further review of the applicability of Rule 13e-4(f)(6) to the redemption purchases and the conversion purchases at this time, provided that the conversion price remains, at all times during the term of the put option tender offer, above the redemption price and the put option price.

2. We note your responses to prior comments 4 and 5. While we remain unable to recognize a distinction between the put option and the conversion offer, the staff will not undertake any further review of the applicability of Rule 13e-4 to the conversion offer at this time.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Kimberly J. Pustulka, Esq.
       Jones Day